October 16, 2018

Via E-mail
Walter M. Rosebrough, Jr.
President and Chief Executive Officer
STERIS plc
Rutherford House, Stephensons Way
Chaddesden, Derby DE21 6LY
United Kingdom

       Re:     STERIS plc
               Form 10-K for the Fiscal Year Ended March 31, 2018
               Filed May 30, 2018
               File No. 1-37614

Dear Mr. Rosebrough:

        We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comment. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

General

   1. It appears from your website that your sales network in the Middle East includes Syria.
      Syria is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. You do not include disclosure in the Form 10-K about contacts with Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria, including with its government, whether through subsidiaries, distributors, dealers or other direct or indirect arrangements.
 Walter M. Rosebrough, Jr.
STERIS plc
October 16, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-
3470 if you have any questions about the comment or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk


cc:    Amanda Ravitz
       Assistant Director
       Division of Corporation Finance